                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 40)


                           AMERICAN REALTY TRUST, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   029-177-409
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 30, 1999
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO. 029-177-409                                                     PAGE 2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BASIC CAPITAL MANAGEMENT, INC.               75-2261065
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    NEVADA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           6,008,871
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    6,008,871
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,008,871
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     56.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 029-177-409                                                     PAGE 3
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NATIONAL OPERATING L.P.                   75-2163170
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           195,732
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    195,732
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     195,732
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 029-177-409                                                     PAGE 4

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE GENE E. PHILLIPS CHILDREN'S TRUST             13-6599759
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    TEXAS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           98,332
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    98,332
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     98,332
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 029-177-409                                                     PAGE 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TRANSCONTINENTAL REALTY INVESTORS, INC.           94-656582
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    NEVADA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           820,850
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    820,850
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     820,850
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           AMERICAN REALTY TRUST, INC.
                              CUSIP NO. 029-177-409


ITEM 1.  SECURITY AND ISSUER

Item 1 is hereby amended to read as follows:

     This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of AMERICAN REALTY TRUST, INC., a Georgia corporation (the "Company"), and amends the statement on Schedule 13D filed on August 11, 1999. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.


ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), National Operating, L.P. ("NOLP"), the Gene E. Phillips Children's Trust (the "GEP Trust") and Transcontinental Realty Trust, Inc. ("TCI") (collectively the "Reporting Persons").

     On November 30, 1999, TCI acquired Continental Mortgage and Equity Trust ("CMET") through a merger pursuant to which TCI acquired all of the outstanding CMET shares. As a result of this merger, TCI acquired all of CMET's assets, including the 820,850 shares of the Company owned by CMET. Accordingly, CMET has been replaced by TCI as the beneficial owner and the Reporting Person on this
Schedule 13D.

     BCM, NOLP, the GEP Trust and TCI may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of TCI are also executive officers of BCM. NRLP Management Corp. ("NMC"), a wholly-owned subsidiary of the Company, is the general partner of NOLP. The executive officers of NMC are also executive officers of BCM and TCI.

     (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                               Position(s) with BCM
----                               --------------------
Karl L. Blaha                      President

Thomas A. Holland                  Executive Vice President and
                                   Chief Financial Officer

Clifford C. Towns, Jr.             Executive Vice President - Finance

Steven K. Johnson                  Executive Vice President -
                                   Residential Asset Management

David W. Starowicz                 Executive Vice President - Commercial
                                   Asset Management

Bruce A. Endendyk                  Executive Vice President

A. Cal Rossi, Jr.                  Executive Vice President

Cooper B. Stuart                   Executive Vice President

Robert A. Waldman                  Senior Vice President,
                                   General Counsel and Secretary

Carey M. Portman                   Director and Vice President

Mickey Ned Phillips                Director

Ryan T. Phillips                   Director


         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President - Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

         Mr. Starowicz's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Starowicz's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr. Starowicz is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Portman's business address is c/o Commerce International, Inc., 399 Central Avenue, 2nd Floor, Highland Park, Illinois 60035. Mr. Portman's present principal occupation is Chairman of Commerce International, Inc. Mr. Portman is a citizen of the United States of America.

         Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. M. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. M. Phillips is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. R. Phillips' present principal occupation is an independent real estate investor. Mr. R. Phillips is a citizen of the United States of America.

         (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         NOLP has no officers or directors. The general partner of NOLP is NMC.

         (III) The GEP TRUST is a trust formed under the laws of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of GEP Trust is Mr. Gene E. Phillips' brother, Donald W. Phillips.

         Mr. Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. G. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. G. Phillips is a citizen of the United States of America.

         Donald W. Phillips' business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. D. Phillips' present principal occupation is President and owner of Big D Oil Field

Equipment Sales.  Mr. D. Phillips is a citizen of the United States of
America.

         (IV) TCI is a real estate investment company organized and existing under the law of the State of Nevada. TCI's principal business activity is investments in real estate. The principal place of business and principal office of TCI is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of TCI:

Name                                   Position(s) with TCI
----                                   --------------------
Richard W. Douglas                     Director

Larry E. Harley                        Director

R. Douglas Leonhard                    Director

Murray Shaw                            Director

Ted P. Stokely                         Director

Martin L. White                        Director

Edward G. Zampa                        Director

Karl L. Blaha                          President

Thomas A. Holland                      Executive Vice President
                                       and Chief Financial Officer

Steven K. Johnson                      Executive Vice President -
                                       Residential Asset Management

David W. Starowicz                     Executive Vice President - Commercial
                                       Asset Management

Bruce A. Endendyk                      Executive Vice President

Robert A. Waldman                      Senior Vice President, Secretary
                                       and General Counsel

         Information with respect to Messrs. Holland, Blaha, Johnson, Endendyk, Starowicz and Waldman is disclosed in (I) above.

         Mr. Douglas' business address is 3030 McKinney Avenue, #1201, Dallas, Texas 75204. Mr. Douglas' present principal occupation is Executive Vice President of the Staubach Company. Mr. Douglas is a citizen of the United States of America.

         Mr. Harley's business address is 8520 Breakers Point, Dallas, Texas 75243. Mr. Harley is retired. Mr. Harley is a citizen of the United States of America.

         Mr. Leonhard's business address is 13230 Hunters Lark, San Antonio, Texas 78230. Mr. Leonhard is retired. Mr. Leonhard is a citizen of the United States of America.

         Mr. Shaw's business address is 3713 Ebony Hollow Pass, Austin, Texas 78739. Mr. Shaw's present principal occupation is Chairman of the Board of Stephen F. Austin University. Mr. Shaw is a citizen of the United States of America.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing Assistance Foundation, Inc. Mr. Stokely is a citizen of the United States of America.

         Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. Martin is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

         Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:

         (a) SHARE OWNERSHIP

         The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:

                              Shares Owned Directly

                               Number of            Percent of
Name                            Shares               Class (1)
----                           ---------            ----------
BCM                            6,008,871                56.9%
TCI                              820,850                 7.8%
NOLP                             195,732                 1.9%
GEP Trust                         98,332                 0.9%
                               ---------                ----

                   TOTAL       7,123,785                67.4%


                            Shares Owned Beneficially


                                Number of           Percent of
Name                              Shares             Class (1)
----                            ---------           ----------

BCM                             6,008,871                56.9%
TCI                               820,850                 7.8%
NOLP                              195,732                 1.9%
GEP Trust                          98,332                 0.9%
Ryan T. Phillips (2)(3)         6,107,203                57.8%
M. Ned Phillips (2)             6,008,871                56.9%
                                ---------                ----

Total Shares beneficially
  owned by Reporting Persons    7,123,785                67.4%


(1) Percentage calculations are based upon 10,563,720 Shares outstanding at November 30, 1999. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to the GEP Trust described in Item 2.


         (b) VOTING AND DISPOSITIVE POWER

         The Trustee of the GEP Trust has complete voting and dispositive power over the 98,332 Shares held by the GEP Trust. Each of the Directors of TCI share voting and dispositive power over the 820,850 Shares held by TCI. Each of the Directors of BCM exercise voting and dispositive power over the 6,008,871 Shares held by BCM. Each of the Directors of NMC, the general partner of NOLP, have complete voting and dispositive power over the 195,732 Shares held by NOLP.

         (c) TRANSACTIONS IN SECURITIES

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days:

Reporting                                   Number of                  Price                     Type of
Person                     Date             Shares                     Per Share                 Transaction
---------                  --------         ---------                  ---------                 -----------
BCM                        10/7/99           11,000                    $16.75                    Open Market
BCM                        10/26/99           7,100                    $17.625                   Open Market


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to read as follows:

         BCM has pledged 125,711 shares to Advest, Inc., pledged 100,000 shares to American Express Financial, pledged 15,960 shares to Ameritrade, pledged 97,000 shares to Baird, pledged 625,000 shares to Banker's Trust, pledged 445,009 shares to Bear Stearns, pledged 91,144 shares to Brown & Company, pledged 38,500 shares to Burke, Christensen, pledged 30,201 shares to Cutter & Co., pledged 370,758 shares to Dain Rauscher PB, pledged 109,552 shares to Dain Rauscher TC, pledged 571,275 shares to Dean Witter, pledged 84,00 shares to Deutsche Morgan, pledged 145,000 shares to First Columbus Bank, pledged 40,000 shares to First Enterprize Bank, pledged 109,809 shares to First Southwest Securities, pledged 31,000 shares to First Union Brokerage, pledged 96,000 shares to Hambrecht & Quist, pledged 94,000 shares Hobbs Melville, pledged 81,889 shares to J.C. Bradford & Co., pledged 105,224 shares to Legg Mason (TX), pledged 25,500 shares to May Financial, pledged 123,437 shares to McDonald & Company, pledged 271,700 shares to Morgan Keegan, pledged 120,000 shares to Norwest Investment Services, pledged 102,100 shares to Paine Webber, pledged 76,400 shares to Raymond James, pledged 148,252 shares to Regions Investment, pledged 96,000 shares to Robb, Peck, McCooey, pledged 159,363 shares to Southland Securities, pledged 61,864 shares to Southwest Securities, pledged 9,100 shares to Waterford Capital, and pledged 161,124 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         BCM has also pledged 177,000 shares to Foothill Capital, pledged 260,000 shares to United Pacific and and pledged 810,000 shares to Preferred Bank pursuant to loan agreements with such lenders.

         NOLP has pledged 195,732 shares to Lehman (NY) in a stock margin account maintained by it with such broker.

         TCI has pledged 820,850 shares to Dean Witter in a stock margin account maintained by it with such broker.

         GEP Trust has pledged 98,332 shares to Dean Witter (NY) in a stock margin account maintained by it with such broker.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: November 30, 1999.


         BASIC CAPITAL MANAGEMENT, INC.

By:      /s/ Karl L. Blaha
         ---------------------------------------
             Karl L. Blaha, President


         NATIONAL OPERATING, L.P.
         NRLP MANAGEMENT CORP., General Partner

By:                 /s/ Karl L. Blaha
         ---------------------------------------
         Karl L. Blaha, President


         GENE E. PHILLIPS CHILDREN'S TRUST

By:             /s/ Donald W. Phillips
         ---------------------------------------
         Donald W. Phillips, Trustee


         TRANSCONTINENTAL REALTY INVESTORS, INC.

By:                /s/ Karl L. Blaha
         ---------------------------------------
         Karl L. Blaha, President

                                                                   April 5, 2000


Securities and Exchange Commission
Document Control
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549


         Re: Amendment No.40 to Schedule 13-D by Basic Capital Management, Inc., National Operating, L.P., Gene E. Phillips Children's Trust and Transcontinental Realty Investors, Inc. ("Reporting Persons") with respect to the Common Stock of American Realty Trust, Inc.


Ladies and Gentlemen:

         On behalf of the Reporting Persons, I am filing, via EDGAR, this Amendment No. 40 to Schedule 13-D according to Rule 901(c)(4) relating to the securities of American Realty Trust, Inc.

                                            Very truly yours,





                                            By:        /s/ Robert A. Waldman
                                                --------------------------------
                                                Senior Vice President and
                                                General Counsel

RAW/kmp